UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41066

Sono Group N.V.

(Registrant’s name)

Waldmeisterstrasse 76

80935 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Withdrawal of Sono Group N.V.’s application for its preliminary self-administration proceedings; confirmation of Sono Motor GmbH’s plan under the German Insolvency Code

On January 31, 2024, Sono Group N.V. (the “Company”) withdrew its application for preliminary self-administration proceedings with the insolvency court of the local court of Munich, Germany (the “Court”). The withdrawal became possible after the Court’s confirmation of the plan (the “Plan”) submitted by the Company’s sole subsidiary, Sono Motors GmbH (“Sono GmbH” and together with the Company, the “companies”). Sono GmbH submitted the Plan to the Court under the German Insolvency Code in the context of Sono GmbH’s self-administration proceedings. Following the Court’s approval of the Plan on December 21, 2023, the Court confirmed on January 26, 2024 that the Plan became legally binding.

The Plan sets out how Sono GmbH intends to restructure its debt and procure the inflow of new money, including in connection with the planned investment from YA II PN, Ltd. (“Yorkville”), and subsequently exit its self-administration proceedings. Pursuant to the restructuring agreement, dated November 20, 2023 (the “Restructuring Agreement”), between the Company and Yorkville, the conditions precedent to the investment from Yorkville have been satisfied and the other investment-related agreements entered into among the Company, Sono GmbH and Yorkville in connection with the Restructuring Agreement and the investment from Yorkville (together with the Restructuring Agreement, the “Yorkville Agreements”) are now effective. Under the terms of the Yorkville Agreements, funding of the first tranche of the investment from Yorkville will occur within five business days of the Company’s withdrawal of its application for preliminary self-administration proceedings.

Extraordinary General Meeting

On January 31, 2024, the Company issued a table containing tabulations of the votes cast at the Company’s extraordinary general meeting, held on January 31, 2024 (the “EGM”), attached hereto as Exhibit 99.1.

Changes in Management

On January 30, 2023, as contemplated in the Yorkville Agreements, all of the Company’s supervisory board members – Sandra Vogt-Sasse, Martin Sabbione, Thomas Wiedermann and Johannes Trischler – resigned from their positions on the Company’s supervisory board with effect as of the end of January 31, 2024. At the EGM, Mr. Christopher Schreiber and Mr. David Dodge were appointed as new members of the Company’s supervisory board as of the close of the EGM, each for a period of one (1) year.

In addition and as further contemplated in the Yorkville Agreements, on January 30, 2024, the Company’s managing directors – Laurin Hahn, Jona Christians, Torsten Kiedel and Markus Volmer – resigned from the Company’s management board with effect as of the end of January 31, 2024. At the EGM, Mr. George O’Leary was appointed to the management board of the Company as of the close of the EGM for a period of one (1) year. Mr. O’Leary will serve as the Company’s Chief Executive Officer and Chief Financial Officer and will start full time with the Company as Chief Executive Office and Chief Financial Officer on April 8, 2024.

About This Document

The information included in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Forward-Looking Statements

This document includes forward-looking statements. The words "expect", "anticipate", "intend", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the intentions, beliefs, or current expectations of the companies. Forward-looking statements involve inherent known and unknown risks, uncertainties, and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance, or achievements of the companies to be materially different from those expressed or implied by such forward looking statements. These risks, uncertainties and assumptions include, but are not limited to, risks, uncertainties and assumptions with respect to: the companies’ expectations regarding the remaining stages of Sono GmbH’s self-administration proceedings; the companies’ ability to maintain relationships with lenders, suppliers, service providers, customers, employees and other third parties as a result of the self-administration proceedings and the related increased performance and credit risks associated with the companies’ constrained liquidity position and capital structure; the companies’ ability to access the external funding required to successfully restructure their business, including by successfully completing the Yorkville investment and complying with the agreements related thereto so as to gain access to the funding offered in such transaction; and the length of time that Sono GmbH would operate under its self-administration proceedings. Many of these risks and uncertainties relate to factors that are beyond the Company’s ability to control or estimate precisely, such as the actions of courts, regulators and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the Company assumes no obligation to update any such forward-looking statements.

Exhibit	Description of Exhibit

99.1	Tabulations of the votes cast at the Company’s extraordinary general meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sono Group N.V.

By	/s/ Jona Christians
	Name:	Jona Christians
	Title:	Managing Director

By	/s/ Torsten Kiedel
	Name:	Torsten Kiedel
	Title:	Managing Director

Date: January 31, 2024